Exhibit C

www.saveDTEA.com

Important Information for DAVIDsTEA Shareholders

After being introduced to the growing tea industry a decade ago, I was inspired by the opportunity to make high- quality tea accessible to Canadians. As a founder and major investor in DAVIDsTEA, I was very proud at how rapidly the company grew on its way to establishing a dominant presence in the market and becoming a leading

Canadian brand. Today, I own 46.4% of DAVIDsTEA’s outstanding shares through Rainy Day Investments Ltd.

By 2015, DAVIDsTEA was a public company listed on Nasdaq. It was a time of great promise for the brand. I remained a significant shareholder and served as a member of the Board of Directors, offering the best advice I could based on my lifetime in retailing.

Over the years, the Board of Directors and management made numerous decisions with which I disagreed. The U.S. expansion failed to take hold and Canadian operations did not receive the required attention to sustain their momentum. Unfortunately, I was only one voice among many on the Board. Now I have become alarmed and frustrated with the situation, particularly in light of the deteriorating financial results over the past year. Urgent action is needed to right the ship.

I feel that the current Board of Directors is prioritizing the agenda of three investment funds, who own a total of 36.5% of the shares, over the long-term interests of individual shareholders. I have seen the Board expending valuable resources and time exploring strategic alternatives which could lead to a sale of all or part of the company at a time when its underlying value is depressed by deeply disturbing financial results.

In my view, a key prerequisite for success is a common vision at the Board level and a clear strategic direction, both of which are currently lacking. The best solution is a new, unified Board of Directors that will focus immediately and urgently on a turnaround to take advantage of the growing demand for tea. The seven nominees RDI proposes, myself included, bring vast retailing and business experience and share a common vision for the future of DAVIDsTEA. The following pages, along with the enclosed proxy circular, outline why independent shareholders should act now to take advantage of this opportunity to elect a new Board of Directors that will serve your best interests.

This information relates to the future value of your investment and the election of a new Board of Directors may be your only opportunity to effect change. Together, we can put DAVIDsTEA back on the path to growth and long-term success.

Herschel H. Segal

Founder and shareholder of DAVIDsTEA,

President, Rainy Day Investments Ltd. (“RDI”)

If you have any questions or need assistance completing your BLUE proxy, please call Shorecrest Group toll free at 1-888-637-5789 or direct 647-931-7454.

Shareholders of DAVIDsTEA are encouraged to vote using only the BLUE proxy FOR RDI’s seven nominees.

Tea is the second most widely consumed beverage worldwide, following only water. Every year, more North Americans are shifting away from consuming sugar and caffeine-loaded drinks in favour of healthier alternatives. DAVIDsTEA offers a natural and beneficial beverage choice to consumers, and as a leading Canadian brand, is well positioned to become a leader in the market.

Change is needed now

The current Board has no LONG-TERM Vision

The current Board of Directors is wasting valuable time, money and resources by continuing its strategic review, which could lead to a sale of all or part of the company at a time when its underlying value is depressed. No sale can be completed without the approval of Herschel Segal, who has confirmed his long-term commitment to DavidsTea, and the strategic review is not aligned with the interest of long- term individual shareholders. This process is distracting management and employees when they should be focused on a turnaround of the company.

DEEPLY DISTURBING Financial results

DavidsTea financial results for 2017 are deeply disturbing. Compared to the previous fiscal year, sales increased by 3.7% while comparable sales decreased by 6.0%. Even with an increase in sales, gross profit decreased. Selling, general and administration expenses increased. Net loss grew to $28.5 million in fiscal 2017 compared to a net loss of $3.7 million for the previous year. Fully-diluted loss per share was $1.11 compared to a loss of $0.15 per share for the previous fiscal year. These financial results cannot be sustained going forward and confirm the need for change.

POOR Stock Performance

DavidsTea shares are currently trading on Nasdaq at approximately US$3.65. This compares with US$6.15 a year ago and US$11.94 two years ago. The price of DavidsTea stock has fallen by almost 70% in two years. All shareholders have suffered from this precipitous decline. Further, there is a lack of liquidity, with fewer than 100,000 shares changing hands on most trading days. All of this has occurred under DavidsTea’s current management and Board of Directors.

QUESTIONABLE Management Decisions

DavidsTea’s management and Board of Directors have made a number of decisions that have contributed to poor financial performance. In particular, DavidsTea has been slow to respond to changing trends in the way consumers shop - online. Management has also failed to focus on the in-store experience, including the time required to serve customers. In addition, DavidsTea has deviated from the grassroots marketing program which succeeded in the past, including community events and engagement, and which gave DavidsTea its unique community-focused identity and strong brand recognition.

Reinstate Brand Principles

The current Board and management have been so fixated on attracting a buyer that they have forgotten that the success of DavidsTea was built on a mandate of treating its employees fairly, providing a superior product and, most importantly, listening to customers and providing them with a great customer experience.

If you have any questions or need assistance completing your BLUE proxy, please call Shorecrest Group toll free at 1-888-637-5789 or direct 647-931-7454.

Back to success

Once elected to the Board, RDI’s nominees will act as your advocates for change. They will work tirelessly on a turnaround of DavidsTea’s financial performance through improved operations, based on the principles described below:

A VISION for DAVIDsTEA

Herschel Segal believes in the future of DavidsTea. His vision for DavidsTea is to build on its strengths, including a well- known brand, a loyal customer base across Canada and passionate employees, while addressing weaknesses such as U.S. operations and excessive product and organizational costs. With the right focus, DavidsTea can restore growth, position itself on a sustainable path, and create value for the long-term – for shareholders, customers and employees. The economy is strong, the DavidsTea brand resonates with a new generation of consumers, and the tea business offers compelling opportunities for creating long-term shareholder value. By focusing on the right priorities, DavidsTea can aspire to a great future as an iconic Canadian brand.

CLEAR FOCUS on Operations & Financial Turnaround

DavidsTea’s priority needs to be a turnaround of its financial performance through improved operations, and not a continuing strategic review process, the end goal of which is to sell all or part of the business. The operational objective should be a “best in class” customer experience which results in a turnaround of DavidsTea’s financial performance.

A UNIFIED Board of Directors

In order to improve operations and effect a financial turnaround, a unified Board of Directors is needed, one which shares a common vision for DavidsTea’s future. The strategic review process favoured by the current Board of Directors has run its course; DavidsTea and the Board of Directors need to get to work immediately to revitalize the business. With a new, unified Board of Directors, DavidsTea will be able to make substantial progress in improving operations and financial performance, for the benefit of all shareholders. Herschel Segal has proposed a slate of new directors who will work in the best interests of all DavidsTea shareholders.

QUALITY Candidates

The seven nominees proposed by RDI bring impeccable credentials in retailing and finance and vast business experience to DavidsTea’s governance. A clear majority of the nominees are independent of RDI and Herschel Segal. They share a common vision for DavidsTea and a belief in its future.

This letter highlights information in the saveDTEA Proxy Circular dated May 11, 2018 (the “Circular”). It does not contain all of the information that you should consider and should be read in conjunction with the Circular.

If you have any questions or need assistance completing your BLUE proxy, please call Shorecrest Group toll free at 1-888-637-5789 or direct 647-931-7454.

It’s time to elect a Board of Directors that will focus on the principles that made DAVIDsTEA a success.

• Focus on and listen to customers, enhance the customer experience and make sure that customers are satisfied

• Provide excellent products at a compelling price by rebuilding DavidsTea’s buying department and improving the creativity and efficiency of product development

• Create ongoing, two-way communication between DavidsTea’s head office and its stores, and provide support to the stores and their personnel

• Reduce overhead costs, including a reduction of head office personnel

• Focus on the Canadian market, where the DavidsTea brand has been successful, and expand the number of stores in Canada

• Stabilize operations in the United States

• Assess DavidsTea’s senior management and make any necessary changes

• Provide clear direction from the Board of Directors to senior management and employees

Our Nominees

Herschel Segal	M. William Cleman	Pat De Marco, CPA, CA	Emilia Di Raddo, CPA, CA

Founder of DAVIDsTEA	Corporate Director and	President & CEO of Viau	President of Le Château Inc.
President & CEO of Rainy	Consultant	Food Products Inc.
Day Investments Ltd.

Max Ludwig Fischer, Ph.D.	Peter Robinson	Roland Walton

Retired University Professor	Former CEO of the David	Former CEO of Tim
Wellness and Holistic Living	Suzuki Foundation	Hortons Canada
Lecturer

Vote your shares today

You may have received a proxy and information circular from DAVIDsTEA management.

To support RDI’s qualified nominees, vote only using the enclosed BLUE proxy. If you have already voted using the yellow management proxy and wish to vote FOR RDI’s qualified nominees, please vote using the enclosed BLUE form. This will automatically revoke any previous proxies submitted.

To ensure that your vote is counted, please vote by proxy even if you are planning to attend the meeting. The deadline to vote your BLUE proxy is at 9 am (EST) on June 12, 2018.

RDI has retained Shorecrest Group to assist with collecting proxies and submitting them to DAVIDsTEA prior to the vote deadline.

For more information please visit www.saveDTEA.com

Toll free at 1-888-637-5789 Direct at 647-931-7454 contact@shorecrestgroup.com

If you have any questions or need assistance completing your BLUE proxy, please call Shorecrest Group toll free at 1-888-637-5789 or direct 647-931-7454.

4